Exhibit 99.3

news

IMMEDIATE	7 October 2005

Royal & SunAlliance notice of nine month results

Royal & SunAlliance announces that its nine month results 2005 will be released on Thursday 10 November 2005 at 7.00am. A briefing to analysts will take place via conference call and can be accessed live via the company website (www.royalsunalliance.com)

An indexed version of the presentation will be available on the website following the meeting.

--ENDS--

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street, London EC3M 3BD +44 (0)20 7111 7134